                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                          For the month of July, 1999
                                           ----

                      Qiao Xing Universal Telephone, Inc.
                    --------------------------------------
                (Translation of registrant's name into English)

                  Qiao Xing Building, Wu Shi Industrial Zone
              Huizhou City, Guangdong, People's Republic of China
              ---------------------------------------------------
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X                Form 40-F
                               -----                        -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No   X
                               -----                 -----

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .
                                                 --------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Qiao Xing Universal Telephone, Inc.
                                      -----------------------------------
                                                 (Registrant)



Date:   July 20, 1999                 By: /s/ Rui Lin Wu
      ------------------                  ---------------
                                          Rui Lin Wu, Chairman


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                      QIAO XING UNIVERSAL TELEPHONE, INC.


For Immediate Release

For further information

Ms. Amanda J.H. Ma                                         Tel: 86-752-280-8188
Qiao Xing Universal Telephone, Inc.                        Fax: 86-752-280-3101
http:\\www.qiaoxing.com
E-mail: qxxiao@pub.huizhou.gd.cn


Qiao Xing Universal Telephone, Inc.
Announces Obtaining Additional
Bank Credit Facility of US$34 Million


CHINA, July 20, 1999 - Qiao Xing Universal Telephone, Inc. ("Qiao Xing" or the "Company", NASDAQ/NMS: XING) announces today the Company has successfully obtained additional bank credit facilities of an aggregate of US$34 million, after signing the agreements with Industrial and Commercial Bank of China ("ICBC") and Fujian Industrial Bank ("FIB") on 30 June 1999 and 20 July 1999, respectively.

ICBC is the largest bank in China and among the top 10 in the world. FIB is one of the most active local banks in Fujian and Guangdong Provinces where the Company's headquarter and activities are located.

Qiao Xing has maintained a healthy cooperation relationship with ICBC, and is regarded as a highly reliable customer with good repayment performance by ICBC since 1997. FIB's business relationship with Qiao Xing started in early 1998. Mr. Li, Manager of Shanzhen Branch of FIB said "Qiao Xing has always maintained a good credit standing and is a very valued customer of FIB".

The new bank credit facilities are principally used as the Company's working capital to support growth. The facilities will allow Qiao Xing a flexible arrangement such that interest will be payable only when a line is being used.

Chairman, Mr. R.L Wu said, "with the new facilities, Qiao Xing is able to embark aggressively on a couple of new projects which will bring the Company to a new level of hi-tech development. Qiao Xing will continue to seek new growth opportunities through product innovation and market expansion." Management believes that the additional facilities will help to support and accelerate the Company's expansion.

Qiao Xing is one of the biggest telephone manufacturers in China, ranked second in domestic market by its sales volume in both 1997 and 1998, and successfully completed its initial public offering on NASDAQ in February 1999. Qiao Xing currently produces 165 corded models and 25 cordless models, and the Company has an extensive nationwide sales network that comprises over 1,000 retail outlets in China. Qiao Xing is also the first telephone manufacturer in China to receive the ISO 9001 Accreditation.

The Press Release contains "forward-looking Statements" regarding to future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include, but and not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.